Exhibit (e)(3)

 EXHIBIT A



         THIS EXHIBIT A, dated as of September 30, 2009, is Exhibit A to that certain Underwriting Agreement dated as of August 1, 2004, between Professional Funds Distributor, LLC and The Allegiant Advantage Fund.



                                   PORTFOLIOS


               Allegiant Advantage Institutional Money Market Fund
         Allegiant Advantage Institutional Government Money Market Fund
          Allegiant Advantage Institutional Treasury Money Market Fund